Exhibit 99.2

Nova Minerals Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Nova Minerals Limited (“Nova”, “we” or the “Company”) summarizes the significant factors affecting the Company’s operating results, financial condition, liquidity and cash flows as of and for the six months ended December 31, 2024. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated financial statements and the related notes thereto for the six months ended December 31, 2024 and 2023 included elsewhere in this 6-K, as well as the Company’s Annual; Report on Form 20-F for the year ended June 30, 2024 (“Annual Report”), which was filed with the Securities and Exchange Commission, or the SEC on October 29, 2024. Some of the information contained in this MD&A, including information with respect to our plans and strategy for our business and our expectations with respect to liquidity and capital resources, includes forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in the “Item 3. Key Information—D. Risk Factors” and “Note Regarding Forward-Looking Statements” sections in our Annual Report. Our actual results could differ materially from the results described in or implied by these forward-looking statements.

The unaudited condensed consolidated financial statements and the financial information contained in this MD&A are prepared in conformity with IFRS. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. GAAP. All figures are expressed in Australian dollars (“A$” or “AUD”), unless otherwise noted.

Overview

We are a dual ASX and Nasdaq listed mining exploration stage company with a gold, antimony, and critical minerals project in Alaska. Our flagship project is the 85% owned Estelle Project, which comprises of 803 State of Alaska mining claims covering in aggregate of 127,102 acres (514km2) and is subject to a 2% net smelter royalty payable to AK Minerals.

The project is situated approximately 150km northwest of Anchorage, Alaska’s largest city, on the Estelle Gold Trend in Alaska’s prolific Tintina Gold Belt, a province which hosts a 220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant antimony deposits and was a historical North American antimony producer.

Business Outlook and Strategy

Our vision is to develop the Estelle Project to become a world class, tier-one, global gold producer, and also subject to potential U.S. Department of Defense grants, concurrently secure a U.S. domestic supply chain for the strategic mineral antimony, from mining to a refined product.

The Estelle Project

The Estelle Project contains multiple mining complexes across a 35km long mineralized corridor of over 20 identified advanced gold prospects, including two already defined multi-million ounce gold resources across four deposits containing a combined S-K 1300 compliant 5.17 Moz Au (0.18 Moz Au Measured, 2.54 Moz Au Indicated, and 2.45 Moz Inferred) of which Nova’s 85% attributable interest is 4.41 Moz Au (0.16 Moz Au Measured, 2.22 Moz Au Indicated, and. 2.03 Moz Inferred).

Recently, we discovered antimony and other critical minerals coincident with the gold in surface sampling on numerous prospects across the project, with several of these prospects currently drill ready, and we are actively seeking grants from the U.S. Department of Defense to progress this opportunity to help secure the U.S. supply chains of these vital minerals.

Figure 1: The Estelle Project contains the dual assets gold and antimony within the one U.S. project

Positive Macro-Economic Drivers – Right Place, Right Time, with the Right Commodities

With the Alaska based Estelle Project containing deposits of both the precious metal gold and the strategic mineral antimony, both of which are currently near all-time high prices, we believe that we are well positioned to potentially become a significant supplier of both minerals in the near to medium term.

Gold has seen significant buying from both central banks and others as both a safe haven and hedge against inflation in recent times driving the price of the precious metal up towards US$3,000 per oz currently.

Antimony, which is regarded as a strategically important critical mineral with U.S. dependency for both defense and renewable energy purposes has likewise seen an over 250% increase in its price in 2024 amidst global supply shortage concerns as China, the main refiner and exporter of antimony, has banned all exports of the critical mineral. As a result strategic stockpiles both in the U.S. and around the world are rapidly being depleted meaning price volatility in antimony is expected to continue. Our wholly- owned U.S. subsidiary, Alaska Range Resources, LLC, has been actively pursuing potential grants with the U.S. Department of Defense with a goal of securing a U.S. domestic supply chain from mining to a refined product of the rare strategic mineral antimony from its Estelle Project.

The Estelle Project is an Alaskan based project. Alaska is regarded as a tier one stable mining jurisdiction with a long history of mining and is the 2nd largest gold producing State in U.S. and was a key supplier of antimony in WWII. President Trump recently stated the U.S. commitment to exploring Alaska’s extensive resources, including critical minerals. We have also had several meetings with both U.S. State and Federal government departments. Accordingly. we believe the Estelle Project is well positioned to benefit from this U.S government push to reestablish domestic supply chains for critical minerals in the U.S.

Figure 2: Gold and antimony prices near all time highs (Source: Reuters)

Review of Operations

Initial Public Offering/ US NASDAQ Listing and Follow-On Offering

On July 25, 2024 we closed our initial underwritten public offering of 475,000 units, with each unit consisting of one American Depositary Share representing ordinary shares (“ADS”) and one warrant, with an ADS-to-ordinary-share ratio of 1 to 60, at a price to the public of $6.92 per unit, for gross proceeds of approximately $3,287,000, before deducting underwriting discounts and offering expenses. The ADSs and the warrants began trading on the Nasdaq Capital Market under the symbols “NVA” and “NVAWW”, respectively on July 24, 2024.

On September 25, 2024, we closed our follow-on underwritten public offering of 473,000 ADSs, with an ADS-to-ordinary-share ratio of 1 to 60, at a price to the public of $5.00 per ADS, which includes 43,000 ADSs issued pursuant to the full exercise of the underwriter’s over-allotment option, for aggregate gross proceeds of $2,365,000, before deducting underwriting discounts and offering expenses.

Dual Commodity Focus – Gold and Antimony in Alaska

We are now looking to develop the recently discovered high grade antimony assets on our Styx and Stibium projects concurrently with our gold assets, to help secure a U.S. domestic supply chain for antimony from mining to a refined product which is needed as the U.S. currently has no domestic supply and China recently banned all exports of antimony. To achieve this vision, we are both progressing the RPM Feasibility Study (FS) for a starter mine at RPM and an updated scoping level study for the Estelle wide project including Korbel, as well as seeking potential U.S. government grants with a goal to produce antimony product in 2026. We believe that we were a first mover in recognizing the potential value of its antimony assets and has developed strong relationships with both State and Federal government departments and is now advanced in the U.S. government grants process.

RPM Resource and Extensional Drill Program Completed

During the 1st half of the 2025 financial year, we undertook a targeted 21 hole reverse circulation (RC) drill program in the RPM starter pit area using our owned drill rig. The primary objective of the shallow drilling program, which was conducted on a new pad (Pad 24-1) located between the 2 previous RPM North pads (pad 1 and Pad 23-1), was to prove up near surface mineralization <50m in depth in support of the RPM starter mine PFS currently underway.

The 2024 infill and step-out drill program extended the high-grade core zone at RPM North to surface with over 20 significant broad intercepts grading > 5 g/t Au and a high of 52.7 g/t Au. All holes ended in mineralization with significant results including:

○	RPMRC-24005

■	43m @ 4.4 g/t Au from 2m including;
■	23m @ 7.3 g/t Au from 2m
■	13m @ 10.7 g/t Au from 2m
■	2m @ 39.2 g/t Au from 13m

○	RPMRC-24008

■	45m @ 3.4 g/t Au from surface including;
■	31m @ 4.7 g/t Au from 3m
■	8m @ 10.5 g/t Au from 22m

○	RPMRC-24016

■	39m @ 5.4 g/t Au from surface including;
■	25m @ 8.2 g/t Au from surface
■	20m @ 10.2 g/t Au from 5m
■	12m @ 15.3 g/t Au from 12m
■	11m @ 16.4 g/t Au from 12m

○	RPMRC-24017

■	29m @ 7.1 g/t Au from surface including;
■	22m @ 9.4 g/t Au from surface
■	6m @ 19.9 g/t Au from 16m
■	3m @ 32.2 g/t Au from 17m
■	2m @ 52.7 g/t Au from 19m

○	RPMRC-24020

■	28m @ 4.5 g/t Au from surface including;
■	23m @ 5.3 g/t Au from 5m
■	6m @ 14.3 g/t Au from 11m
■	3m @ 25.0 g/t Au from 14m

In the central core zone where the intrusive unit is thick and continuous the deposit remains wide open with further significant resource upside potential, up-dip, down-dip, and throughout the intrusive, particularly to the South which remains largely untested by drilling.

The secondary objective of the shallow 2024 drill program was to extend drilling to the South and Southwest of the current RPM North resource to begin to test a potential link with the RPM Valley zone situated approximately 150m to the Southwest. Highly prospective mineralized intrusive rocks have been observed in this area in recent geological mapping and confirmed with anomalous surface sample results. The results returned from holes RPMRC-24001 to RPMRC -24004 as shown below indicate that the RPM North deposit remains wide open to the South-Southwest and is potentially connected to the RPM Valley zone. This warrants further follow-up diamond drilling to test the considerable resource upside potential.

○	RPMRC-24001

■	24m @ 0.6 g/t Au from 6m

○	RPMRC-24002

■	45m @ 0.6 g/t Au from 3m including;
■	20m @ 1.1 g/t Au from 25m
■	12m @ 1.5 g/t Au from 26m

○	RPMRC-24003

■	25m @ 0.5 g/t Au from 17m

○	RPMRC-24004

■	31m @ 0.6 g/t Au from 3m

2024 Surface Sample Results

During the 2024 field season Nova’s Head of Exploration, Mr Hans Hoffman, undertook another extensive surface exploration mapping and sampling program across the entire Estelle Project focused on gold and antimony and comprising of 511 soil samples, 225 rock samples, and 5 tons of bulk sample material. This program resulted in a number of significant new discoveries of both gold and antimony including:

●	High-grade antimony (Sb) and gold discovered in outcrop at the Styx prospect, with grades up to 54.1% Sb and 9.8 g/t Au.

●	The previously identified high-grade gold mineralization zone at Muddy Creek has been extended by a further 400m to 800m in length now with 6 rock samples > 10 g/t Au, including a high of 128.5 g/t Au, and 8 soil samples > 2 g/t Au and a high of 6.3 g/t Au. Muddy Creek is considered to be one of the most impressive gold anomalies on the claim block to date.

●	Rock and soil samples for both antimony and gold collected at the Stibium prospect identified high-grade resource drill targets within an 800m long by 400m wide antimony-gold rich zone with antimony results of up to 56.7% Sb and 11 samples > 30% Sb, and gold results up to 141 g/t Au and 7 samples > 20 g/t Au.

●	Rock samples from the Wombat prospect revealed exceptionally high-grade gold in quartz veins with 7 rock samples > 2 g/t Au and a high of 360 g/t Au.

●	Surface sampling in the RPM Regional area identified further high-grade RPM style gold with 20 rock samples > 1 g/t Au and a high of 52.3 g/t Au, along with glacial debris lobe till sampling averaging 1.1 g/t Au over 1.7km.

Sale of Snow Lake Shares

On December 31, 2024, we sold 6,600,000 common shares (the “Snow Lake Shares”) of Snow Lake Resources Ltd. (“Snow Lake”) (Nasdaq: LITM) held by us resulting in gross proceeds of US$6.73 million (A$10.85 million) and net proceeds after deducting sales costs of US$6.53 million (A$10.5 million).

Warrant Exercise Proceeds

During the six months ended December 31, 2024, we received approximately US$0.79 million ($A1.25 million) in proceeds from the exercise of outstanding public warrants.

Results of Operations

The following table sets forth a summary of our unaudited condensed consolidated results of operations for the periods ended December 31, 2024 and 2023. The information should be read together with the unaudited condensed consolidated financial statements and related notes contained elsewhere in this 6-K. Historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Consolidated
	31 December 2024	30 June 2024	Change
	A$	A$	A$	%
Capitalized Exploration and Evaluation	101,356,406	92,117,750	9,238,656	10%

In accordance with IFRS accounting standards, we capitalize our exploration and evaluation expenditure which comprises of all costs associated with our exploration programs including, but not limited to drilling, metallurgical work, project consulting, camp costs, sample analysis, and mine studies, in the statement of financial position. During the six month period ended December 31, 2024, we conducted a smaller drilling program using our owned reverse circulation (RC) drill rig along with another extensive surface sampling program across the Estelle Project, as detailed in the review of operations section of this analysis above. In the six months ended December 31, 2024 capitalized exploration and evaluation increased by A$9,238,656 or 10%. A$3,216,828 of this increase was directly related to the capitalized costs of the 2024 drilling and surface exploration program. The remaining A$6,021,828 of the increase was due to the foreign exchange revaluation of the balance, as the balance is recorded in USD in one of our wholly-owned U.S. subsidiaries, and the AUD:USD exchange rate dropped by around 6% over the six months since June 30, 2024.

	For the six months ended December 31,
	2024	2023	Change
	A$	A$	A$	%
Other Income/(Loss)
Other income, gains and losses	1,773,158	(7,307,364)	9,080,522	124%
Expenses
Administration expense	(2,877,538)	(1,240,671)	(1,636,867)	(132)%
Contractors and consultants	(1,144,221)	(256,609)	(887,612)	(346)%
Share based payments	1,261,489	(96,655)	1,358,144	1,405%
Sale of investment costs	(325,339)	-	(325,339)	(100)%
Amortization of financial liability	(324,962)	55,192	(380,154)	(689)%
Finance costs	(327,324)	(348,433)	(21,109)	(6)%
Total Expenses	(3,737,895)	(1,887,176)	(1,850,719)	(98)%
Loss after income tax	(1,964,737)	(9,194,540)	7,229,803	79%
Total comprehensive (loss)/income	1,280,483	(10,737,437)	12,017,920	112%

During the six months ended December 31, 2024, we incurred total operating expenses of $3,737,895, as compared to total operating expenses of $1,887,176 in 2023, for an increase of $1,850,719. The increase in total operating expenses in the current period is principally a result of increased listing and related consulting and legal fees from being dual listed on both the ASX and Nasdaq exchanges in Australia and the U.S., respectively, as well as increased marketing in both Australia and the U.S., and higher professional fees relating to the U.S. government antimony grant process, and mine and engineering consulting on the Estelle Project.

Key components of our results of operations during the six months ended December 31, 2024 and 2023 are discussed as follows:

●	Other income, gains and losses was a gain of A$1,773,158 in the six months ended December 31. 2024 compared to a loss of A$7,307,364 in the six months ended December 31, 2023. The change of A$9,080,522 or 124%, is principally due to the A$6,934,776 gain on sale from the Snow Lake shares.

●

Administration expense totaled A$2,877,536 in the six months ended December 31, 2024 compared to A$1,240,671 in the six months ended December 31, 2023. The increase of A$1,636,867 or 132% is principally due to higher listing, legal, and consulting costs associated with our now being dual listed in Australia and the United States on the ASX and Nasdaq Capital Market, respectively. In addition, in conjunction of the U.S. listing and the discovery of the critical mineral antimony onsite we also dramatically increased our marketing in both Australia and the U.S. over the six month period.

●	Contractors and consultants totaled A$1,144,221 in the six months ended December 31, 2024 compared to $A256,609 in the six months ended December 31, 2023. The increase of A$887,612 or 346% is principally due to higher consultant costs in relation the U.S. government antimony grant process, and increased metallurgical assessment and mining engineering consulting during the period.

●	Share based payments was a gain of A$1,261,489 in the six months ended December 31, 2024 compared to a loss of A$96,655 in the six months ended December 31, 2023. The decrease in costs of A$1,358,144 or 1,405% is due to the revaluation of the outstanding director options as the directors reassessed the options in light of the vesting conditions and determined that a revaluation was necessary.

●	Sale of investment costs of A$325,339 in the six months ended December 31, 2024 relates to the sale of the Snow Lake shares on December 31, 2024.

●

Amortization of financial liability was a loss A$324,962 in the six months ended December 31, 2024 compared to a gain of A$55,192 in the six months ended December 31, 2023. The increase in amortization of A$380,154 or 689% is due to additional amortization costs relating to the Nebari Gold Fund 1, LP (“Nebari”) convertible loan (“Nebari Convertible Loan”).

●	Finance costs totaled A$327,324 in the six months ended December 31, 2024 compared to A$348,433 in the six months ended December 31, 2023. The decrease of A$21,109 or 6% is due to lower interest rates during the period.

Overall, we recorded a net loss of $1,964,737 for the six months ended December 31, 2024 compared to a net loss of A$9,194,540 in the six months ended December 31, 2023. The reduction in the loss of A$7,229,803 or 79% was principally due to the gain on sale of the Snow Lake shares.

We also recorded comprehensive income of A$1,280,483 in the six months ended December 31, 2024 compared to a comprehensive loss of A$10,737,437 in the six months ended December 31, 2023. The change of A$12,017,920 or 112% was mainly due to the gain on sale from the Snow Lake shares, and a gain from the foreign currency translation.

Net loss per share for the six months ended December 31, 2024 on both a basic and diluted basis was A$0.01 per share compared to $0.04 per share in the six months ended December 31, 2023.

Liquidity and Capital Resources

The following table sets forth a summary of our unaudited condensed consolidated cash flows for the periods indicated. The information should be read together with the unaudited condensed consolidated financial statements and related notes included elsewhere in this 6-K. Historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended December 31,
	2024	2023
	A$	A$
Net cash used in operating activities	(4,326,534)	(1,272,356)
Net cash used in investing activities	(3,475,525)	(11,655,931)
Net cash from financing activities	8,484,639	-

Cash flows used in operating activities relate to payments to suppliers for services which are essential to our operations, including but not limited to, listing expenses, external consultants for, legal, audit, tax, mine engineering studies and antimony grants assistance and advice, directors fees, marketing, and interest costs on the Nebari Convertible Loan. The increase in net cash paid for operating activities during the six months ended December 31, 2024 to A$4,326,534 compared with A$1,272,356 in the six months ended December 31, 2023 is principally due to the additional payments required during the period for the costs associated with the U.S. Nasdaq listing, including listing fees, legal and audit and other consultant costs, additional consulting costs for mine engineering studies and antimony grant work and advice, and additional marketing undertaken in both Australia and the U.S. for the listing and the antimony discoveries.

Cash flows used in investing activities relate to payments to suppliers which are essential to the advancement of work on the Estelle Project including payments for the purchase of property, plant and equipment, and exploration an evaluation expenses related to the exploration programs undertaken during the period which are capitalized in the statement of financial position. The decrease in net cash paid for investing activities during the six months ended December 31, 2024 to A$3,474,525 compared with A$11,655,931 in the six months ended December 31, 2023 is principally due to the Company undertaking a much smaller drill program during the period using the Company owned RC drill rig to keep costs lower.

Cash flows from financing activities relate to receipts received from the proceeds of the sale of ordinary shares in our July 2024 and September 2024 underwritten public offerings and the exercise of options and warrants. The increase in net cash received from financing activities during the six months ended December 31, 2024 to A$8,484,639 compared with A$0 in the six months ended December 31, 2023 is principally due to the net proceeds of A$7,134,556 received in our July and September 2024 underwritten public offerings and A$1,250,083 in proceeds from the exercise of warrants during the period.

As we have not generated revenues to date, we currently have no regular cash flows from operations, and our operations have mainly been financed through the proceeds received from the issuance of equity securities and options exercises. Additional funding has come through interest earned from cash on term deposit, monetization of assets including the sale of the Snow Lake shares, as well as a Nebari Convertible Loan, which was converted into 35,007,644 of our ordinary shares in January 2025. We anticipate that our current cash will be sufficient to fund our operations for more than 12 months from the date of this report. However, our forecast for the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue our operations.

As at December 31, 2024, we had cash and cash equivalents of $A4,085,606 and net assets of $A107,043,511 as compared to cash and cash equivalents of A$3,149,909 and net assets of A$98,383,732 at June 30, 2024. As of December 31, 2024, we had working capital of $A7,110,743 and as of June 30, 2024 we had working capital of A$268,671. Since December 31, 2024, we have received $A10,502,617 in net proceeds from the sale of the Snow Lake shares, and $A1,342,331 in net proceeds from the exercise of our public warrants.

On January 13, 2025 Nebari converted the full outstanding balance of the Nebari Convertible Loan of US$5.42 million into 35,007,644 of our ordinary shares, and as a result we have no outstanding indebtedness and no required compliance with related financial covenants.

We are also pursuing a grant from the U.S. Department of Defense for our antimony projects, although there is no guarantee of when such grant will be received if at all.

Management is also very actively monitoring and managing cash forecasts, and has the ability to scale back its exploration activities to match its funds available.

Subsequent Events

Surface Sample Results

As included in the review of operations section above, the Company’s 2024 exploration mapping and sampling program confirmed high grade soil samples at the Stibium prospect in mid January 2025 with 35 gold soil samples > 1 g/t Au and a high of 25.6 g/t Au, and 10 antimony soil samples > 0.1% Sb with a high of 2.8% Sb. Further high grade gold surface samples were also discovered at the Wombat prospect in quartz veining with 7 rock samples > 2 g/t Au and a high of 360 g/t Au in late January 2025. In early February 2025 the Company also announced the results from the surface samples collected in the regional RPM area with 20 rock samples > 1 g/t Au and a high of 52.3 g/t Au, along with glacial debris lobe till sampling averaging 1.1 g/t Au over 1.7km.

Warrant Exercise Proceeds

From January 1, 2025 to March 18., 2025, we have received US$0.83 million (A$1.34 million) in proceeds from the exercise of our public warrants.

Receipt of Proceeds from Sale of Snow Lake Shares

On January 3, 2025, we received net cash proceeds of US$6.53 million (A$10.5 million) from the sale of the Snow Lake shares which were recorded in the statement of financial position as a receivable as at December 31, 2024.

Conversion of Nebari Convertible Loan

On January 8, 2025 Nebari converted the full outstanding balance of the Nebari Convertible Loan of US$5.42 million (A$8.75 million) into 35,007,644 of our ordinary shares at A$0.25c per share in accordance with the terms of the Nebari Convertible Loan, which was approved by shareholders at our Annual General Meeting held on November 14, 2024. With Nebari’s full conversion of the Nebari Convertible Loan, we have no outstanding indebtedness.

2025 Financial Year Next Steps

With a strengthened balance sheet, including a significant cash balance of ~US$9.9 million (~A$15.9 million), and the extinguishment of the Nebari Convertible Loan, as well as continued progress with our U.S. grant applications for antimony, and five drill rigs (four diamond and one RC) parked on site at the Whiskey Bravo Camp, we are looking forward to another exploration program in 2025 for both gold and antimony as we continue to advance the project towards production to potentially become a significant supplier of both minerals in the near to medium term.

While the scale and exact nature of the 2025 program is still to be finalized, it is expected to primarily consist of targeted drill programs at RPM to further grow the existing resource and expand drilling along the ridgeline to the North of the current RPM proposed pit and in the glacial till in the valley which has shown promising surface samples, and at Stibium to define a maiden antimony and gold resource.

In addition to the drill program, 2025 potential news flow includes:

●	Potential U.S. grants for antimony
●	Mine and infrastructure permitting
●	Technical project studies
●	Resource update for gold and potentially a maiden resource for antimony
●	Feasibility Study
●	Metallurgical test work ongoing
●	Environmental test work ongoing
●	West Susitna access road update

Critical Accounting Estimates

Management’s discussion and analysis of the results of operations, liquidity, and capital resources is based upon our unaudited consolidated financial statements for the periods ended December 31, 2024 and 2023 contained elsewhere in this Form 6-K, which have been prepared in accordance with IFRS. The preparation of these unaudited consolidated financial statements required the use of estimates and judgments that affect the reported amounts of our assets, liabilities, income, and expenses. Management bases estimates on historical experience and other assumptions it believes to be reasonable under the circumstances and evaluates these estimates on an on-going basis. Actual results may differ from these estimates. There have been no significant changes to the critical accounting estimates included in our Annual Report on Form 20-F for the year ended June 30, 2024 filed with the SEC on October 29, 2024.